Filed by PAETEC Holding Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McLeodUSA Incorporated

Registration Statement No.: 333-146778

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp. (“PAETEC”), McLeodUSA Incorporated and PS Acquisition Corp., a wholly-owned subsidiary of PAETEC.

* * * *

PAETEC has filed with the SEC a registration statement on Form S-4, that contains a proxy statement/prospectus, subject to completion, regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, is set forth in the registration statement and proxy statement/prospectus and other documents filed with the SEC in connection with the proposed transaction.

Media Contact Chris Muller PAETEC (585) 340-8218 chris.muller@paetec.com	Investor Contact Tom Morabito PAETEC (585) 340-5413 tom.morabito@paetec.com

FOR IMMEDIATE RELEASE

PAETEC Holding Corp. Announces Third Quarter 2007 Results

FAIRPORT, N.Y. (November 8, 2007) – PAETEC Holding Corp. (NASDAQ GS: PAET) today announced third quarter 2007 financial and operating results. “We are very pleased with our third quarter results, highlighted by strong revenue growth, as well as continued margin and free cash flow expansion,” said PAETEC Chairman and CEO Arunas A. Chesonis. “We have completed our second full quarter since closing the US LEC transaction and continue to be gratified with the rapid integration of our operations and the progress we have made on our continuing integration of back office systems.” Highlights of the quarter include the following:

•	Revenue of $283.9 million, which represented a 91% increase over third quarter 2006 revenue of $148.4 million;

•	Adjusted EBITDA* of $53.8 million, which represented a 188% increase over third quarter 2006 adjusted EBITDA of $18.7 million;

•	Free cash flow* of $35.5 million, which represented the 19th consecutive quarter in which PAETEC Holding or its predecessor generated positive free cash flow;

*

Adjusted EBITDA, as defined by PAETEC, represents net income before interest, provision for taxes, depreciation and amortization, change in fair value of Series A convertible redeemable preferred stock conversion right, stock-based compensation, loss on extinguishment of debt, leveraged recapitalization costs, integration/restructuring costs and, with respect to pro forma adjusted EBITDA, loss related to

•	Successful completion on July 10, 2007 of amendments to PAETEC’s existing bank credit facility and a $300 million senior notes offering;

•

Net loss of $(5.1) million largely due to the expense of $4.3 million on the extinguishment of debt in connection with the senior notes offering, and an increase in depreciation and amortization expense of $8.2 million, due to the catch up of expenses associated with the acquired US LEC intangible assets, compared to a third quarter 2006 net loss of $(1.5) million;

•	A quarter-end cash balance of $105.5 million;

•	An increase of 120% in the number of access line equivalents in service, from 1.26 million as of December 31, 2006, to 2.76 million as of September 30, 2007; and

•	Announced agreements to acquire McLeodUSA Incorporated and Allworx Corp.

Quarterly Performance

Total revenue for third quarter 2007 increased 91% to $283.9 million from $148.4 million for third quarter 2006, principally due to the addition of US LEC’s results. Adjusted EBITDA for the third quarter 2007 increased 188% to $53.8 million over adjusted EBITDA of $18.7 million for the third quarter 2006. Adjusted EBITDA margin, which represents adjusted EBITDA as a percentage of total revenue, was 19.0% for the third quarter 2007 compared to an adjusted EBITDA margin of 12.6% for the third quarter 2006. Network operating leverage and merger-related synergies continued to positively impact adjusted EBITDA margin. Third quarter 2006 adjusted EBITDA results were negatively affected by an acceleration of management compensation of $4.9 million incurred in connection with PAETEC’s June 2006 leveraged recapitalization.

Network Services, which accounted for 82% of PAETEC’s third quarter 2007 total revenue, experienced strong growth, increasing 101% year over year to $234 million.

investment in ETV. Free cash flow, as defined by PAETEC, consists of adjusted EBITDA less capital expenditures (purchases of property and equipment). Neither adjusted EBITDA nor free cash flow is a measurement of financial performance under accounting principles generally accepted in the United States. See the accompanying tables for additional information as to PAETEC’s reasons for including these measures, for a quantitative reconciliation of adjusted EBITDA to net income (loss), as net income (loss) is calculated in accordance with generally accepted accounting principles, and for a quantitative reconciliation of free cash flow to net cash provided by (used in) operating activities, as net cash provided by (used in) operating activities is calculated in accordance with generally accepted accounting principles.

US LEC’s operations, PAETEC’s rapidly growing MPLS VPN product, and its core integrated voice and data T1 sales all contributed to the positive results. Carrier Services represented 14% of third quarter 2007 revenues and grew 77% year over year to $40.1 million, largely reflecting the addition of US LEC’s operations. Integrated solutions accounted for the remaining 4% of third quarter revenues. This business, which tends to generate uneven results on a quarterly basis, experienced a 5% increase in revenue over third quarter 2006 to $10.2 million.

Net loss for third quarter 2007 was $(5.1) million compared to a net loss of $(1.5) million for third quarter 2006. The current quarter’s net loss was largely attributable to expense of $4.3 million incurred on extinguishment of credit facility debt with the proceeds of the senior notes offering, as well as $8.2 million in increased depreciation and amortization expense due to the catch-up of amortization expense associated with acquired US LEC intangible assets. For third quarter 2007, depreciation and amortization expense of $35.2 million increased significantly from third quarter 2006 primarily due to the depreciation of a larger asset base associated with the US LEC merger and the increased amortization expense described above. Increased debt levels resulting primarily from the US LEC transaction increased interest expense for third quarter 2007 to $18.0 million from $10.0 million in third quarter 2006.

PAETEC ended the third quarter 2007 with 102.5 million common shares outstanding. PAETEC’s fully diluted common share count of approximately 125 million as of September 30, 2007 remained substantially unchanged from June 30, 2007. The fully diluted share count as of the end of the third quarter 2007 reflected that the company had approximately 12.7 million common shares subject to outstanding stock options, 7.6 million common shares represented by outstanding restricted stock units, and 2.2 million common shares subject to outstanding warrants.

Pro Forma Quarterly Performance

Actual total revenue for third quarter 2007 increased 11.8% to $283.9 million over the pro forma revenue of $253.8 million which the combined company would have had for third quarter 2006 if the US LEC merger had occurred on July 1, 2006 (without giving effect to any pro forma adjustments or unrealized synergies). Actual adjusted EBITDA for third quarter 2007 increased 64% to $53.8 million over the adjusted EBITDA of

$32.9 million which the combined company would have generated for the third quarter 2006 on the same pro forma basis (including the $4.9 million in recapitalization related expenses incurred by PAETEC in the third quarter 2006). Actual adjusted EBITDA margin of 19.0% for third quarter 2007 increased from a pro forma adjusted EBITDA margin of 13.0% for third quarter 2006, largely as a result of merger-related synergies and continued operating leverage of the company’s network and employee base. Actual net loss for third quarter 2007 was $(5.1) million compared to a pro forma net loss of $(10.2) million for third quarter 2006. Adjusted EBITDA and net income for the third quarter 2006 reflected a negative impact of $4.9 million as a result of leveraged recapitalization completed in June 2006. For third quarter 2007, actual depreciation and amortization expense increased 64% to $35.2 million from third quarter 2006 pro forma depreciation and amortization expense of $21.4 million. Actual Interest expense increased 18.4% to $18.0 million from the pro forma interest expense of $15.2 million for third quarter 2006.

Capital Expenditures

Capital expenditures for third quarter 2007 increased to $18.4 million, or 6.5% of total revenue, from $12.2 million, or 8.3% of total revenue, for third quarter 2006. On the same pro forma basis described above, capital expenditures decreased 7.0% from $19.8 million applied by PAETEC and US LEC in third quarter 2006 (or 8.0% of total combined revenues), mainly due to the timing of certain investments. Capital expenditures for third quarter 2007 were largely associated with improvements in the PAETEC network, including expansion in the switching and information technology infrastructure.

Cash Flow and Liquidity

PAETEC ended the quarter with a cash balance of $105.5 million, up from a second quarter 2007 level of $84.5 million, primarily as a result of increased cash flow from operations and cash received from the exercise of stock options. Cash flow provided by operations was $39.5 million in third quarter 2007, while cash flow provided by operations was $20.9 million in third quarter 2006. As indicated above, PAETEC achieved third quarter 2007 free cash flow of $35.5 million.

As of September 30, 2007, PAETEC’s $50 million revolver remained undrawn and the Company had $792 million in long-term debt under its term loan credit facility and senior notes. As of the same date, total deferred income tax assets increased by $68.0 million to $94.9 million due to the recognition of net operating losses acquired as part of the US LEC transaction.

Integration Update

Integration efforts related to the US LEC merger continue to proceed on schedule. Milestones achieved during the third quarter include the consolidation of finance functions such as option administration, cash applications, accounts payable, and budget, as well as human resources functions such as HRIS (employee database) and benefits. In addition, PAETEC completed the integration of its toll-free and SS7 networks to achieve the remaining planned network cost savings. In sales, PAETEC maintained focus on training the combined sales force on the unified product set and on sales tools and processes. The entire sales team is now operating under the same incentive compensation plan, sales approach, and reporting structure.

“The integration of US LEC is now focusing on the assimilation of our order flow and engineering databases, which are on track to be completed during the fourth quarter,” said EJ Butler, Jr., Chief Operating Officer for PAETEC. “This will allow for the integration of back office functions as well as provide a single support model for the combined customer base.”

Acquisitions

On September 17, 2007, PAETEC announced its agreement to acquire McLeodUSA Incorporated, based in Cedar Rapids, Iowa, for $557 million in stock and assumed debt. When completed, the transaction will make PAETEC one of the country’s largest competitive communications providers. Highlights of the transaction, which is expected to close in the first quarter of 2008, include the following:

•

The combined company will have a nationwide presence, adding 18 states, including several key markets such as Dallas, Houston, Denver, Phoenix and Seattle, as well as nearly 1,500 additional motivated, high quality employees.

•

The combined company will have 3.4 million access line equivalents in service, 17,000 route miles of fiber, and a local presence in 47 of the largest 50 Metropolitan Statistical Areas (MSAs) in the country.

•

On a pro forma annualized basis for the three months ended September 30, 2007, the combined company generated approximately $1.6 billion in revenue and $295 million in adjusted EBITDA (assuming $30 million in run-rate synergies).

•

Synergies, which include expected annualized cost savings of approximately $20 million in the first twelve months after the merger and expected annualized cost savings of approximately $30 million beginning with the first twelve months thereafter.

McLeodUSA’s total revenue for third quarter 2007 was $120.5 million compared to $132.5 million for third quarter 2006. Adjusted EBITDA, as defined by McLeodUSA,** for third quarter 2007 was $12.1 million compared to $12.2 million for third quarter 2006. McLeodUSA’s net loss for third quarter 2007 was $(13.9) million compared to a net loss of $(7.9) million for third quarter 2006. Results for third quarter 2007 included the write-off of McLeodUSA’s stock offering costs of $1.8 million and expenses of $1.5 million related to the proposed merger with PAETEC. McLeodUSA’s capital expenditures for third quarter 2007 totaled $11.8 million. At September 30, 2007, McLeodUSA had total cash, cash equivalents, and short-term investments of approximately $34.3 million.

On a pro forma basis for the combined PAETEC/US LEC and McLeodUSA, assuming each merger had occurred on January 1, 2006, third quarter 2007 combined company revenues would have been $404.4 million, up 5% from third quarter 2006. Pro forma adjusted EBITDA of $65.9 million would have been up 41% from the third quarter 2006 pro forma level of $46.7 million. Pro forma net loss for third quarter 2007 would have been $(19.0) million compared to a pro forma net loss of $(16.5) million for third quarter 2006. These results do not include any pro forma adjustments or anticipated synergies related to the McLeodUSA merger or, for periods prior to the February 28, 2007 closing of the US LEC merger, any pro forma adjustments or anticipated synergies related to the US LEC merger. The closing of the McLeodUSA transaction remains subject to conditions.

**	Adjusted EBITDA, as defined by McLeodUSA, for the periods presented, represents net loss before interest expense, depreciation and amortization, stock-based compensation, integration/restructuring/ merger expenses and stock offering costs. See the accompanying tables for information as to McLeodUSA’s reasons for including this financial measure and for a quantitative reconciliation of adjusted EBITDA to net loss, as net loss is calculated in accordance with generally accepted accounting principles.

On October 31, 2007 PAETEC closed its acquisition of Allworx Corp. for $25 million in cash. Founded in 1998 and formerly headquartered in East Rochester, New York, Allworx provides VoIP PBX/key systems and telephones to small and medium-sized business customers, sold through a network of 650 authorized resellers and key distributors.

Full Year 2007 Outlook

“PAETEC continues to see significant momentum with its business as seen by our continued revenue growth, margin expansion, and the successful integration of US LEC,” said Keith Wilson, PAETEC’s Chief Financial Officer. “As a result, we are pleased to reaffirm our previous guidance for full year 2007 revenue and capital expenditures, both on an actual and a pro forma basis, and to revise upward our previous guidance for full year 2007 adjusted EBITDA, both on an actual and a pro forma basis.”

The tables below indicate PAETEC’s revenue, adjusted EBITDA, and capital expenditure expectations both on an actual basis and on the pro forma basis described above, assuming the US LEC merger had occurred on January 1, 2007 instead of February 28, 2007.

FY 2007 (Actual)

($ in millions)	Revised Guidance	Previous Guidance
Revenue	$1,037 to $1,052	$1,037 to $1,052
Adjusted EBITDA	$186 to $196	$181 to $191
Capital Expenditures	$75 to $85	$75 to $85

FY 2007 (Pro Forma)

($ in millions)	Revised Guidance	Previous Guidance
Revenue	$1,110 to $1,125	$1,110 to $1,125
Adjusted EBITDA	$200 to $210	$195 to $205
Capital Expenditures	$80 to $90	$80 to $90

Conference Call

As previously announced, PAETEC will host a conference call with the investment community today at 8:30 a.m. ET. Chairman and CEO Arunas Chesonis, Chief Financial Officer Keith Wilson, and Chief Operating Officer EJ Butler, Jr., will be participating. A live webcast and a replay of the call will be available at www.paetec.com.

Forward-Looking Statements

Except for statements that present historical facts, this release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. These statements, which include PAETEC’s forecasts of total revenue, adjusted EBITDA, capital expenditures, merger-related synergies and free cash flow, involve known and unknown risks, uncertainties and other factors that may cause PAETEC’s actual operating results, financial position, levels of activity or performance to be materially different from those expressed or implied by such forward-looking statements. Some of these risks, uncertainties and factors are discussed under the caption “Risk Factors” in PAETEC’s 2006 Annual Report on Form 10-K and in PAETEC’s subsequently filed SEC reports. They include, but are not limited to, the following risks, uncertainties and other factors: changes in regulation and the regulatory environment; competition in the markets in which PAETEC operates; the continued availability of necessary network elements from competitors; PAETEC’s ability to manage and expand its business and execute its acquisition strategy, to adapt its product and service offerings to changes in customer preferences, and to convert its existing network to a network with more advanced technology; effects of network failures, systems breaches, natural catastrophes and other service interruptions; and PAETEC’s ability to service its indebtedness and to raise capital in the future. PAETEC disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About PAETEC

PAETEC (NASDAQ GS: PAET) is personalizing business communications for medium-sized and large businesses, enterprise organizations, and institutions across the United States. We offer a comprehensive suite of IP, voice, data and Internet services, as well as enterprise communications management software, network security solutions, CPE, and managed services. For more information, visit www.paetec.com.

Additional Information and Where to Find it

PAETEC Holding Corp. has filed with the SEC a registration statement on Form S-4 (File No. 333-146778), which contains a proxy statement/prospectus, subject to completion, regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS AS AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

PAETEC Holding Corp. and Subsidiaries

Condensed Consolidated Statements of Operations

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
REVENUE:
Network services revenue	$233,590	$116,041	$620,038	$341,406
Carrier services revenue	40,138	22,695	104,929	65,408
Integrated solutions revenue	10,156	9,690	27,404	28,000

TOTAL REVENUE	283,884	148,426	752,371	434,814
COST OF SALES (exclusive of depreciation and amortization shown separately below)	133,422	72,192	353,585	209,389
LITIGATION SETTLEMENT	—	1,500	—	1,500
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	100,419	58,726	271,952	163,292
INTEGRATION/RESTRUCTURING COSTS	906	—	2,741	—
LEVERAGED RECAPITALIZATION COSTS	—	93	—	15,086
DEPRECIATION AND AMORTIZATION	35,205	9,117	69,290	25,296

INCOME FROM OPERATIONS	13,932	6,798	54,803	20,251
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE
REDEEMABLE PREFERRED STOCK CONVERSION
RIGHT	—	—	—	(10,777)
LOSS ON EXTINGUISHMENT OF DEBT	4,277	—	14,111	5,081
OTHER INCOME, net	(1,371)	(1,102)	(3,464)	(3,343)
INTEREST EXPENSE	17,964	9,963	51,001	17,144

(LOSS) INCOME BEFORE INCOME TAXES	(6,938)	(2,063)	(6,845)	12,146
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(1,846)	(530)	(1,875)	6,968

NET (LOSS) INCOME	$(5,092)	$(1,533)	$(4,970)	$5,178

PAETEC Holding Corp. and Subsidiaries

Adjusted EBITDA Reconciliation

(in thousands)

Adjusted EBITDA, as defined by PAETEC, represents net income before interest, provision for taxes, depreciation and amortization, change in fair value of Series A convertible redeemable preferred stock conversion right, stock-based compensation, loss on extinguishment of debt, leveraged recapitalization costs, integration/restructuring costs, and, with respect to pro forma adjusted EBITDA, loss related to investment in ETV. PAETEC’s adjusted EBITDA is a non-GAAP financial measure used by PAETEC’s management, together with financial measurements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) such as revenue and cash flows from operations, to assess PAETEC’s historical and prospective operating performance. Management uses adjusted EBITDA to enhance its understanding of PAETEC’s core operating performance, which represents management’s views concerning PAETEC’s performance in the ordinary ongoing and customary course of its operations. Management also uses this measure to evaluate PAETEC’s performance relative to that of its competitors. This financial measure permits a comparative assessment of PAETEC’s operating performance, relative to the company’s performance based on its GAAP results, while isolating the effects of certain items that may vary from period to period without any correlation to core operating performance or that vary widely among similar companies. The table below sets forth, for the periods indicated, a reconciliation of the differences between adjusted EBITDA and net income (loss), as net income (loss) is calculated in accordance with GAAP:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Net (loss) income	$(5,092)	$(1,533)	$(4,970)	$5,178
Add back non-EBITDA items included in net (loss) income:
Depreciation and amortization	35,205	9,117	69,290	25,296
Interest expense, net of interest income	16,590	9,410	47,502	15,387
(Benefit from) provision for income taxes	(1,846)	(530)	(1,875)	6,968

EBITDA	44,857	16,464	109,947	52,829

Change in fair value of Series A convertible redeemable preferred stock conversion right	—	—	—	(10,777)
Stock-based compensation	3,777	2,128	13,662	4,020
Loss on extinguishment of debt	4,277	—	14,111	5,081
Leveraged recapitalization costs	—	93	—	15,086
Integration/restructuring costs	906	—	2,741	—

Adjusted EBITDA	$53,817	$18,685	$140,461	$66,239

PAETEC Holding Corp. and Subsidiaries

Free Cash Flow Calculation and Reconciliation

(in thousands)

Free cash flow, as defined by PAETEC, consists of adjusted EBITDA less capital expenditures (purchases of property and equipment). Free cash flow, as defined by PAETEC, is not a financial measurement prepared in accordance with GAAP.

PAETEC has included data with respect to free cash flow because its management believes free cash flow provides a measure of the cash generated by the company’s operations before giving effect to non-cash accounting charges, changes in operating assets and liabilities, acquisition-related items, tax items and similar items that do not directly relate to the day-to-day cash expenses of the company’s operations, and after giving effect to application of capital expenditures. PAETEC’s management uses free cash flow to monitor the effect of the company’s daily operations on its cash reserves and its ability to generate sufficient cash flow to fund PAETEC’s scheduled debt maturities and other financing activities, including potential refinancings and retirements of debt, and other cash items.

PAETEC’s management believes that consideration of free cash flow should be supplemental, however, because free cash flow has limitations as an analytical financial measure. These limitations include the following:

•

free cash flow does not reflect PAETEC’s cash expenditures for scheduled debt maturities and other fixed obligations, such as capital leases, vendor financing arrangements and the other cash items excluded from free cash flow;

•

free cash flow is subject to variability on a quarterly basis as a result of the timing of payments made or received related to accounts receivable, accounts payable and other current operating assets and liabilities; and

•	free cash flow may be calculated in a different manner by other companies in PAETEC’s industry, which limits its usefulness as a comparative measure.

PAETEC’s management compensates for these limitations by relying primarily on PAETEC’s results under GAAP to evaluate its operating performance and by considering independently the economic effects of the foregoing items that are not reflected in free cash flow. As a result of these limitations, free cash flow should not be considered as an alternative to net cash provided by operating activities, cash used in investing activities, cash provided by (used in) financing activities or changes in cash and cash equivalents as calculated in accordance with GAAP, nor should it be used as a measure of the amount of cash available for the payment of dividends or other discretionary expenditures.

Following is a reconciliation of free cash flow to net cash provided by (used in) operating activities, as net cash provided by (used in) oeprating activities is defined by GAAP:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Adjusted EBITDA (see previous page)	$53,817	$18,685	$140,461	$66,239
Purchases of property & equipment	18,349	12,246	52,196	29,582

Free cash flow, as defined	$35,468	$6,439	$88,265	$36,657
Capital expenditures	18,349	12,246	52,196	29,582
Interest expense, net of interest income	(16,590)	(9,410)	(47,502)	(15,387)
Income tax related	(876)	(78)	(1,019)	(1,007)
Other	19	2	74	256
Loss on extinguishment of debt	—	—	(2,000)	(826)
Leveraged recapitalization costs	—	93	—	(12,464)
Integration/restructuring costs	(906)	—	(2,741)	—
Amortization of debt issuance costs	477	351	1,482	1,096
Changes in operating assets and liabilities	3,600	11,263	(38,241)	(6,127)

Net cash provided by (used in) operating activities	$39,541	$20,906	$50,514	$31,780

PAETEC Holding Corp. and Subsidiaries

Pro Forma Condensed Consolidated Statements of Operations

(Based on combination of historical results of PAETEC and US LEC, without adjustment)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
TOTAL REVENUE	283,884	253,846	825,930	749,715
COST OF SALES (exclusive of depreciation and amortization shown separately below)	133,422	126,010	388,182	366,606
LITIGATION SETTLEMENT	—	1,500	—	1,500
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	100,419	101,903	297,028	284,608
INTEGRATION/RESTRUCTURING COSTS	906	—	4,555	—
LEVERAGED RECAPITALIZATION COSTS	—	93	—	15,086
DEPRECIATION AND AMORTIZATION	35,205	21,420	78,472	61,964

INCOME FROM OPERATIONS	13,932	2,920	57,693	19,951
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE
REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	—	—	—	(10,777)
LOSS ON EXTINGUISHMENT OF DEBT	4,277	—	14,111	5,081
OTHER INCOME, net	(1,371)	(1,517)	(3,838)	(4,382)
INTEREST EXPENSE	17,964	15,178	54,502	32,368

(LOSS) INCOME BEFORE INCOME TAXES	(6,938)	(10,741)	(7,082)	(2,339)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(1,846)	(530)	(1,874)	6,968

NET LOSS	$(5,092)	$(10,211)	$(5,208)	$(9,307)

The table below sets forth, for the periods indicated, a reconciliation of the differences between pro forma adjusted EBITDA and pro forma net income (loss), as pro forma net income (loss) is calculated based on the combination of historical results of PAETEC Holding and its predecessor and of US LEC for such periods.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Net loss	$(5,092)	(10,211)	$(5,208)	(9,307)
Add back non-EBITDA items included in net loss:
Depreciation and amortization	35,205	21,420	78,472	61,964
Interest expense, net of interest income	16,590	14,210	50,665	29,572
(Benefit from) provision for income taxes	(1,846)	(530)	(1,874)	6,968

EBITDA	44,857	24,889	122,055	89,197

Change in fair value of Series A convertible redeemable preferred stock conversion right	—	—	—	(10,777)
Stock-based compensation	3,777	2,413	14,107	5,473
Loss on extinguishment of debt	4,277	—	14,111	5,081
Leveraged recapitalization costs	—	93	—	15,086
Integration/restructuring costs	906	5,070	4,555	5,070
Loss related to investment in ETV	—	429	—	1,093

Adjusted EBITDA	$53,817	$32,894	$154,828	$110,223

Purchases of property & equipment	$18,349	$19,784	$58,226	$51,700

PAETEC Holding has omitted a quantitative reconciliation of forecasted 2007 adjusted EBITDA amounts included in this release to forecasted 2007 net income (loss), because forecasted 2007 net income (loss) cannot be calculated with reasonable accuracy until, among other matters, PAETEC Holding finalizes adjustments under the purchase method of accounting for the US LEC merger. The manner in which each of these items is finalized may have a material effect on PAETEC Holding’s net income (loss) for 2007.

McLeodUSA Incorporated and Subsidiaries

Adjusted EBITDA Reconciliation

(in thousands)

Adjusted EBITDA is a non-GAAP financial measure used by McLeodUSA’s management to evaluate the effectiveness of McLeodUSA’s operating performance and to enhance comparability between periods. Adjusted EBITDA, as used by McLeodUSA’s management, for various periods further removes the effects of other income and expense, restructuring and impairment charges, gain on cancellation of debt, income from discontinued operations, reorganization charges, stock offering costs, merger expenses, and non-cash compensation expense. McLeodUSA excludes the effects of other income and expense, restructuring and impairment charges, gain on cancellation of debt, income from discontinued operations, reorganization charges, stock offering costs, merger expenses and non-cash compensation expense because it does not believe that such items are representative of the core operating results of its ongoing competitive telecommunications activities. McLeodUSA’s management believes that non-GAAP financial measures such as Adjusted EBITDA are also commonly reported and used by analysts, investors and other interested parties in the telecommunications industry.

McLeodUSA’s management uses Adjusted EBITDA in its decision-making processes relating to the operation of its business together with GAAP financial measures such as revenue and income from operations.

McLeodUSA’s calculation of Adjusted EBITDA excludes:

•

restructuring charges and adjustments, reorganization items and impairment charges and income from discontinued operations, stock offering costs, and merger expenses, which are non-recurring items; and

•

non-cash stock option compensation, gain on cancellation of debt and other non-operating income or expense, each of which McLeodUSA’s management views as non-operating and non-cash expenses that are not related to management’s assessment of the operating results and performance of its consolidated operations.

McLeodUSA’s management believes that Adjusted EBITDA permits a comparative assessment of its operating performance, relative to its performance based on its GAAP results, while isolating the effects of depreciation and amortization, which may vary from period to period without any correlation to underlying operating performance, and of non-cash stock option compensation, which is a non-cash expense that varies widely among similar companies. McLeodUSA provides information relating to its Adjusted EBITDA so that investors have the same data that it employs in assessing its overall operations. McLeodUSA believes that trends in its Adjusted EBITDA are a valuable indicator of its operating performance on a consolidated basis and of its ability to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures.

In addition, Adjusted EBITDA is a useful comparative measure within the communications industry because the industry has experienced recent trends of increased merger and acquisition activity and financial restructurings, which have led to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies, as well as non-operating and one-time charges to earnings, such as the effect of debt restructurings.

Accordingly, Adjusted EBITDA allows analysts, investors and other interested parties in the telecommunications industry to facilitate company-to-company comparisons by eliminating some of the foregoing variations. Adjusted EBITDA as used by McLeodUSA may not, however, be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure.

McLeodUSA’s calculation of Adjusted EBITDA is not directly comparable to EBIT, which is an acronym for earnings before interest and taxes, or EBITDA. In addition, Adjusted EBITDA does not reflect:

•	McLeodUSA’s cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, McLeodUSA’s working capital needs;

•	McLeodUSA’s interest expense, or the cash requirements necessary to service interest or principal payments on its debts; and

•	any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges.

Adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, Adjusted EBITDA is a measure of operating performance that may be considered in addition to those measures. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to McLeodUSA to invest in the growth of its business. McLeodUSA compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA as a supplemental financial measure.

The table below sets forth, for the periods indicated, a reconciliation of the differences between adjusted EBITDA and net loss, as net loss is calculated in accordance with GAAP:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Net loss	$(13,883)	$(7,899)	$(37,666)	$(19,136)
Add back non-EBITDA items included in net loss:
Depreciation and amortization	18,580	14,985	54,008	44,132
Interest expense, net of interest income	2,717	3,731	9,819	9,684

EBITDA	$7,414	$10,817	$26,161	$34,680

Stock-based compensation	1,407	1,397	7,007	3,206
Integration/restructuring/merger expenses	1,476	—	1,357	2,514
Stock offering costs	1,800	—	1,800	—

Adjusted EBITDA	$12,097	$12,214	$36,325	$40,400

PAETEC Holding Corp. and Subsidiaries

Selected Financial and Operating Data

(in thousands)

	September 30, 2007	December 31, 2006
(in thousands)
Cash and cash equivalents	$105,481	$46,885
Accounts receivable, net	149,461	79,740
Property and equipment, net	289,763	167,566

Accounts payable	$54,245	$27,321
Other accrued expenses	80,732	43,824
Current portion of long-term debt	5,054	2,856
Long-term debt	791,771	370,930

Operating Data
(as of period end):
Geographic markets served	53	29
Number of switches deployed	40	13
Total digital T1 transmission lines installed	114,964	52,371
Total access line equivalents installed	2,759,136	1,256,904
Total employees	2,296	1,312